UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

BIT Mining Limited

(Name of Issuer)

Class A Ordinary Shares, $0.00005 par value per share

(Title of Class of Securities)

338829R100

(CUSIP Number)

Tsinghua Unigroup International Co., Ltd.

Room 2401, F24, Buildin B

Zhizhen Building, 7 Zhichun Road

Haidian District, Beijing, PRC

Attention: ZHAO Xiaoning

Telephone: +86-13161758599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

DLA Piper UK LLP

20/F, South Tower, Kerry Center

No. 1 Guanghua Road, Chaoyang District

Beijing 100020, China

Attention: Yang Ge, Esq.

Telephone: +86-10-8520-0616

July 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 338829R100	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup International Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 131,868,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 131,868,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,868,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup Capital Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,141,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,141,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,141,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,141,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,141,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,141,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhao Weiguo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 338829R100	Page 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beijing Zhiguangxin Holdings Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,141,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,141,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,141,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

This Amendment No. 21 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by each of the Reporting Persons on July 10, 2015, as amended pursuant to the Schedule 13D/A filed with the SEC on March 21, 2016 (“Amendment No. 1”), the Schedule 13D/A filed with the SEC on December 1, 2016 (“Amendment No. 2”), the Schedule 13D/A filed with the SEC on December 12, 2016 (“Amendment No. 3”), the Schedule 13D/A filed with the SEC on May 16, 2017 (“Amendment No. 4”), the Schedule 13D/A filed with the SEC on June 1, 2017 (“Amendment No. 5”), the Schedule 13D/A filed with the SEC on June 9, 2017 (“Amendment No. 6”), the Schedule 13D/A filed with the SEC on June 16, 2017 (“Amendment No. 7”), the Schedule 13D/A filed with the SEC on June 26, 2017 (“Amendment No. 8”), the Schedule 13D/A filed with the SEC on July 3, 2017 (“Amendment No. 9”), the Schedule 13D/A filed with the SEC on August 25, 2017 (“Amendment No. 10”), the Schedule 13D/A filed with the SEC on December 11, 2017 (“Amendment No. 11”), the Schedule 13D/A filed with the SEC on December 15, 2017 (“Amendment No. 12”), the Schedule 13D/A filed with the SEC on August 6, 2018 (“Amendment No. 13”), the Schedule 13D/A filed with the SEC on September 12, 2018 (“Amendment No. 14”), the Schedule 13D/A filed with the SEC on March 1, 2019 (“Amendment No. 15”), the Schedule 13D/A filed with the SEC on June 3, 2019 (“Amendment No. 16”), the Schedule 13D/A filed with the SEC on September 5, 2019 (“Amendment No. 17”), the Schedule 13D/A filed with the SEC on March 1, 2021 (“Amendment No. 18”), the Schedule 13D/A filed with the SEC on June 16, 2021 (“Amendment No. 19”) and the Schedule 13D/A filed with the SEC on September 13, 2021 (“Amendment No. 20”) relating to the Class A Ordinary Shares, $0.00005 par value per share (“Class A Shares”), of BIT Mining Limited (f/k/a 500.com Limited), a Cayman Islands corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 20 does not modify any of the information previously reported in the Schedule 13D as supplemented and amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19 and Amendment No. 20. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Tsinghua Unigroup International Co., Ltd. (“TU International”), a business company with limited liability incorporated under the laws of the British Virgin Islands, (2) Tsinghua Unigroup Capital Management Co., Ltd., a limited liability company registered and existing under the laws of the PRC (“TU Capital”), (3) Tsinghua Unigroup Ltd. (“TU”), a limited liability company registered and existing under the laws of the PRC, (4) Zhao Weiguo, a PRC citizen, and (5) Beijing Zhiguangxin Holdings Co., Ltd., a limited liability company registered and existing under the laws of the PRC (“Zhiguangxin”). Zhiguangxin holds 100% of the equity interests of TU, TU holds 100% of the outstanding voting stock of TU Capital, TU Capital directly and indirectly holds 100% of the voting stock of TU International, and Zhao Weiguo was a director of each of TU, TU Capital, and has neither shares nor influences over each of TU, TU Capital, and TU International.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13 (d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of TU is Room 2401, F24, Buildin B, Zhizhen Building, 7 Zhichun Road, Haidian District, Beijing. The business address of TU Capital is Room 601, F6, Buildin B, Zhizhen Building, 7 Zhichun Road, Haidian District, Beijing. The business address of TU International is Ritter House, Wickhams Cay II, P.O.Box 3170 Road Town. The business address of and Zhao Weiguo is 5F, West Building A, Shangdi International Business Park, Haidian District, Beijing. The business address of Zhiguangxin is D2193, F2, 101 F1-F5, Building No 4, 38 Zhaogong Road, Shunyi, Beijing, PRC.

(c) Zhiguangxin focuses on investments in the technology industry in China and TU is the wholly owned subsidiary of Zhiguangxin. TU focuses on investments in the technology industry in China. TU Capital is the intermediate holding company for TU International, which is TU’s offshore investment entity. The principal occupation or employment of each of the Reporting Entities is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto.

(d-e) During the last five years no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

(f) TU International is organized under the laws of the British Virgin Islands. Zhiguangxin, TU, and TU Capital are organized under the laws of the PRC. Zhao Weiguo is a citizen of the PRC. The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

In July 2022, Zhiguangxin acquired equity interests of TU for an aggregate of RMB 54,900,000,000 pursuant to a court ruling in relation to the reorganization plan of TU and relevant subsidiaries including TU International, and TU Capital. The source of funds used to purchases the 100% of shares is working capital of Zhiguangxin.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Ordinary Shares in this Statement are based upon the 838,117,000 Class A Ordinary Shares outstanding as of July 11, 2022 based on information provided to the Reporting Persons by the Issuer. TU International is the record holder of the Shares except for 827,356 ADSs purchased through TU Capital’s direct wholly-owned subsidiary Unis Technology Strategy Investment Limited (“Unis”). The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns shares held by any other Reporting Person.

TU International beneficially owns the Shares, except for 827,356 ADSs purchased through TU Capital’s direct wholly-owned subsidiary Unis, which represents approximately 15.7% of the outstanding Class A Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

TU Capital, as the direct parent company of TU International, may also be deemed to beneficially own the Shares which in aggregate represent approximately 16.7% of the outstanding Class A Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

TU, as an indirect, but controlling, parent company of TU International, and direct parent company of TU Capital, may also be deemed to beneficially own all of the Shares.

Zhao Weiguo, who is no longer the Chairman of the Board of TU nor a director of each of TU and TU Capital, though still one of the two directors of TU International, does not in such capacity possess the decision making power of TU, TU Capital, and / or TU International with respect to the voting and disposition of securities beneficially owned and as a result he is no longer deemed to beneficially own the Shares.

Zhiguangxin, as an indirect, but controlling parent company of TU International, and direct parent company of TU, may also be deemed to beneficially own all of the Shares.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and as a result beneficially own, the Shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those Shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) Each of Zhiguangxin, TU, TU Capital, and TU International may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares with the exception that TU International does not have shared power to vote and dispose or direct the vote and direct the disposition of the ADSs purchased indirectly by TU Capital through Unis.

(c) The Reporting Persons have affected no transactions in the Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tsinghua Unigroup Restructuring Investment Agreement

Pursuant to the Tsinghua Unigroup Restructuring Investment Agreement dated December 12, 2021, among the reorganizers of TU, Beijing Wise Road Asset Management Co., Ltd., Beijing Jianguang Asset Management Co., Ltd., Zhiguangxin, and TU, Zhiguangxin as the investment platform will acquire 100% of equity interest of TU. The cash consideration will be used to pay off the debts to creditors of the reorganized company in cash and to pay for the restructuring expenses.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1.	Joint Filing Agreement, dated July 15, 2022, among the Reporting Persons

2.	English Summary of Tsinghua Unigroup Restructuring Investment Agreement

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: July 18, 2022

Tsinghua Unigroup International Co., Ltd.

By:	/s/ Xiaoning Zhao
Name:	Xiaoning Zhao
Title:	Attorney-in-Fact

Tsinghua Unigroup Co., Ltd.

By:	/s/ Xiaoning Zhao
Name:	Xiaoning Zhao
Title:	Attorney-in-Fact

Tsinghua Unigroup Capital Management Co., Ltd.

By:	/s/ Xiaoning Zhao
Name:	Xiaoning Zhao
Title:	Attorney-in-Fact

/s/ Xiaoning Zhao
Xiaoning Zhao, for and on behalf of ZHAO Weiguo by power of attorney

Beijing Zhiguangxin Holdings Co., Ltd.

By:	/s/ Xiaoning Zhao
Name:	Xiaoning Zhao
Title:	Attorney-in-Fact

Annex A

Name and Business Address	Present Principal Occupation	Citizenship
Beijing Zhiguangxin Holdings Co., Ltd.

LI, Bin D2193, F2, 101 F1-F5, Building No 4, 38 Zhaogong Road, Shunyi, Beijing, PRC	Beijing Zhiguangxin Holdings Co., Ltd. Chairman of the Board	People’s Republic of China

CHEN, Jie D2193, F2, 101 F1-F5, Building No 4, 38 Zhaogong Road, Shunyi, Beijing, PRC	Beijing Zhiguangxin Holdings Co., Ltd. Director, President	People’s Republic of China

YU, Long D2193, F2, 101 F1-F5, Building No 4, 38 Zhaogong Road, Shunyi, Beijing, PRC	Beijing Zhiguangxin Holdings Co., Ltd. Director	People’s Republic of China

XIA, Xiaoyu D2193, F2, 101 F1-F5, Building No 4, 38 Zhaogong Road, Shunyi, Beijing, PRC	Beijing Zhiguangxin Holdings Co., Ltd. Director	People’s Republic of China

HU, Donghui D2193, F2, 101 F1-F5, Building No 4, 38 Zhaogong Road, Shunyi, Beijing, PRC	Beijing Zhiguangxin Holdings Co., Ltd. Director	People’s Republic of China

DONG, Fang D2193, F2, 101 F1-F5, Building No 4, 38 Zhaogong Road, Shunyi, Beijing, PRC	Beijing Zhiguangxin Holdings Co., Ltd. Director	People’s Republic of China

SHAO, Jianjun D2193, F2, 101 F1-F5, Building No 4, 38 Zhaogong Road, Shunyi, Beijing, PRC	Beijing Zhiguangxin Holdings Co., Ltd. Director	People’s Republic of China

Tsinghua Unigroup Co., Ltd.

LI, Bin Room 2401, F24, Buildin B, Zhizhen Building, 7 Zhichun Road, Haidian District, Beijing	Tsinghua Unigroup Ltd. Chairman of the Board, Chairman of Executive Committee	People’s Republic of China

XIA, Xiaoyu Room 2401, F24, Buildin B, Zhizhen Building, 7 Zhichun Road, Haidian District, Beijing	Tsinghua Unigroup Ltd. Director	People’s Republic of China

CHEN, Jie Room 2401, F24, Buildin B, Zhizhen Building, 7 Zhichun Road, Haidian District, Beijing	Tsinghua Unigroup Ltd. Director, Co-President, member of Executive Committee	People’s Republic of China

HU, Donghui Room 2401, F24, Buildin B, Zhizhen Building, 7 Zhichun Road, Haidian District, Beijing	Tsinghua Unigroup Ltd. Director, Co-President, member of Executive Committee	People’s Republic of China

MA, Ninghui Room 2401, F24, Buildin B, Zhizhen Building, 7 Zhichun Road, Haidian District, Beijing	Tsinghua Unigroup Ltd. Director, Senior Vice President, CFO	People’s Republic of China

Tsinghua Unigroup Capital Management Co., Ltd.

FAN, Xin Room 601, Buildin B, Zhizhen Building, 7 Zhichun Road, Haidian District, Beijing	Tsinghua Unigroup Capital Management Co., Ltd. Director	People’s Republic of China

ZHANG, Yadong Room 601, Buildin B, Zhizhen Building, 7 Zhichun Road, Haidian District, Beijing	Tsinghua Unigroup Capital Management Co., Ltd. Director	People’s Republic of China

ZHENG, Bo Room 601, Buildin B, Zhizhen Building, 7 Zhichun Road, Haidian District, Beijing	Tsinghua Unigroup Capital Management Co., Ltd. Director	People’s Republic of China

Tsinghua Unigroup International Co., Ltd.

ZHAO, Weiguo 5F, West Building A, Shangdi International Business Park, Haidian District, Beijing	Tsinghua Unigroup International Co., Ltd. Director	People’s Republic of China

ZHANG, Yadong Room 601, Buildin B, Zhizhen Building, 7 Zhichun Road, Haidian District, Beijing	Tsinghua Unigroup International Co., Ltd. Director	People’s Republic of China